Raiffeisen INTERNATIONAL
Member of RZB Group

EIB lends EUR 50 mn to Raiffeisen in Bulgaria

EIB lends EUR 50 million to Raiffeisenbank (Bulgaria) and Raiffeisen Leasing Bulgaria

European Investment Bank

The European Investment Bank (EIB) lends 50 million euros for projects of small and medium-sized enterprises (SMEs) and municipalities in Bulgaria in the sectors of energy, health, education, as well as social housing infrastructure and innovative undertakings, developing the knowledge based society. The EIB funds will also support projects in the area of industry and services, including tourism and will be coupled with grants from the European Commission (EC) and the Kozloduy International Decommissioning Support Fund (KIDSF).

The EIB finance totalling 50 million euros is provided to Raiffeisenbank (Bulgaria) EAD and to Raiffeisen Leasing Bulgaria OOD, subsidiaries of Raiffeisen International Bank-Holding AG, and includes the following tranches:

- 26 million euros to Raiffeisenbank for the financing of public sector investments promoted by Bulgarian municipalities. This loan will be combined with grants under the EC-EIB Municipal Finance Facility (MFF) and grants under the KIDSF-EIB Energy Efficiency Facility (KIDSF EEF). MFF promotes municipal investments related mostly to the building, upgrading or refurbishing of small municipal infrastructure and envisages grants for the final beneficiaries.
- 10 million euros are earmarked for Raiffeisenbank for financing of SME projects – for the first time without the guarantee of the Parent Group in the country.
- 14 million euros go to Raiffeisen Leasing Bulgaria for financing leasing projects of SMEs.

The current loan is a continuation of the successful cooperation with Raiffeisenbank (Bulgaria), as it is already the third one granted by the EIB to it. The previous two intermediated loans totalled 30 million euros and were allocated to SME and municipal projects in the sectors of transport, manufacturing and tourism. Total jobs created exceeded 800.

Background

The task of the EIB, the European Union's financing institution, is to contribute to the integration, balanced development and economic and social cohesion of the Member States by financing sound investment. Since 1990, the EIBs financing in Bulgaria has totalled approximately 2.4 billion euros.

EIB loans to partner financial institutions have been developed as a successful tool for providing long-term funding for financing smaller projects with total costs from 40,000 to 25 million euros. They represent credit lines to financial intermediaries that on-lend EIB funds under their own management, at their own risk and own conditions. Since 1990, the EIB has provided in this regard 265 million euros, including the current loan, to eight partner financing institutions' in Bulgaria. These loans increase the access of Bulgarian SMEs and municipalities to long term finance.

Raiffeisenbank (Bulgaria), a subsidiary of Raiffeisen International Bank Holding AG, is Bulgaria's fourth largest bank in terms of total assets. It started business in 1994 as the first wholly owned subsidiary of a foreign bank in the country. As of 31 December 2007, its balance sheet total amounted to BGN 5,996.4 million, thus reaching a market share of over 10 per cent. Profit after tax amounted to BGN 108.61 million.

Raiffeisen Leasing Bulgaria OOD was established in 2004 with shareholders Raiffeisenbank (Bulgaria) EAD, holding 24.5 per cent of its shares and Raiffeisen-Leasing International GmbH, holding 75.5 per cent. Raiffeisen Leasing Bulgaria OOD owns 100 per cent of the shares of Raiffeisen Auto Leasing Bulgaria EOOD. Total assets of Raiffeisen Leasing at the end of 2007 cumulatively reached BGN 425 million, up 108 per cent compared with 31 December 2006, the leasing portfolio increasing by 110

4/30

per cent to BGN 384 million.

Raiffeisen Internationaloperates one of the largest banking networks in CEE. 17 markets of Europe's growth region are covered by subsidiary banks, finance leasing companies and a number of other financial service providers. About 14 million customers are attended to through more than 3,000 business outlets. Raiffeisen International is a fully consolidated subsidiary of Raiffeisen Zentralbank Österreich AG (RZB), which owns 68.5 per cent of the common stock. The balance is free float, the shares are traded on the Vienna Stock Exchange. RZB is a leading corporate and investment bank in Austria and the central institution of the Austrian Raiffeisen Banking Group, the country's largest banking group.

Raiffeisen INTERNATIONAL
Member of RZB Group

Raiffeisen closes securitisation warehousing transaction in Bulgaria

- **EUR 200 million unsecured consumer loan portfolio successfully placed in the market**
- **The deal underlines Raiffeisen's strong origination position in the region**

Raiffeisenbank (Bulgaria) EAD, the Bulgarian subsidiary of Raiffeisen International, has successfully closed the placement of warehousing notes in the amount of 200 million euros. Under the transaction which has been arranged by ABN AMRO and Raiffeisen Zentralbank Österreich AG, Raiffeisenbank (Bulgaria) EAD has sold a portfolio of unsecured consumer loans to ROOF Consumer Bulgaria 2007-1 B.V. an entity specifically established for the purpose of this transaction. ROOF Consumer Bulgaria will refinance the purchase through the issuance of asset-backed warehousing notes in form of an international private placement.

The transaction marks Raiffeisen's continuation of its strategy to tap international markets through securitisation instruments under its ROOF securitisation programme and will support the further expansion of Raiffeisenbank (Bulgaria) EAD's activities in the Bulgarian market. "We pursue a diversification strategy using various funding channels to support our growth in the region. The securitisation markets nicely complement our funding programme which is primarily based on primary client deposits", said Martin Grüll, CFO of Raiffeisen International. "The swift execution of the transaction underscores the solid quality of the underlying portfolio", he mentioned further.

"This deal marks the largest ABS transaction in Bulgaria to date", said Patrick Butler, Member of the Board responsible for Treasury and Global Markets at Raiffeisen Zentralbank Österreich AG. "It underlines our ability to successfully complete large scale transactions despite a difficult market environment", he added.

Strong position on the Bulgarian consumer banking market

Raiffeisenbank (Bulgaria) EAD, a subsidiary of Raiffeisen International Bank-Holding AG, is Bulgaria's fourth largest bank in terms of total assets. It started business in 1994 as the first wholly owned subsidiary of a foreign bank in the country. As of 31 December 2007 its balance sheet total amounted to BGN 5,996.4 million, thus reaching a market share of 10.12 per cent in terms of total assets. Raiffeisenbank (Bulgaria) has been on the forefront of retail banking activities in the Bulgarian banking market achieving an increase of its consumer loans portfolio by 61.72 per cent in 2007 to BGN 581.3 million, while the number of individual clients increased by 54 per cent.

Raiffeisen International operates one of the largest banking networks in CEE. 17 markets of Europe's growth region are covered by subsidiary banks, finance leasing companies, a representative office and a number of other financial service providers. About 14 million customers are attended to through more than 3,000 business outlets. Raiffeisen International is a fully consolidated subsidiary of Raiffeisen Zentralbank Österreich AG (RZB), which owns 68.5 per cent of the common stock. The balance is free float, the shares are traded on the Vienna Stock Exchange. RZB is a leading corporate and investment bank in Austria and the central institution of the Austrian Raiffeisen Banking Group, the country's largest banking group.

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